Exhibit 4.5

Anheuser-Busch InBev

People Bets Share Purchase Plan

Defined Terms

When used in this document, the following terms shall have the meaning ascribed to them as indicated below, unless expressly indicated otherwise:

AB InBev	Anheuser-Busch InBev NV/SA with its registered office at Grand Place 1, B-1000 Brussels, Belgium;

Acceptance Form	the form in which the Participant indicates his acceptance or refusal to participate in the Plan and to purchase from AB InBev the Purchased Shares;

ADS	an American Depositary Share issued under the deposit agreement with the Bank of New York Mellon (or any successor thereof) traded on the New York Stock Exchange (ISIN: US03524A1088) and representing one Share or the right to receive one Share of AB InBev;

Banking Day	any day other than a Saturday, a Sunday or a public holiday in Belgium, on which banks in Belgium are open for business;

Board of Directors	the board of directors of AB InBev;

Code of Dealing	the AB InBev Dealing Code, as amended from time to time;

Committee	the Remuneration Committee of AB InBev;

Confirmation Period	the period during which a Participant must return the completed Acceptance Form to AB InBev, as indicated in the Offer Letter;

Data Controller	AB InBev;

Data Processor	any third party designated by the Data Controller to process Personal Data on behalf of the Data Controller in accordance with Clause VI 10 for the implementation, administration and management of the Plan and the Share register and RSU register in electronic form;

Discount RSU	a Restricted Stock Unit granted to a Participant under the Plan, as set out in the Offer Letter;

Dismissal	termination of employment by AB InBev or its subsidiaries;

Dismissal for Serious Cause	termination of employment for serious cause (as determined by the Chief People Officer of AB InBev (or other designee of the Chief People Officer of AB InBev) or, if applicable, as defined in relevant local law) by AB InBev or its subsidiaries;

Divestiture	a situation whereby the Participant’s employer is no longer a subsidiary of AB InBev following a divestiture through the sale of shares in the said AB InBev subsidiary or otherwise;

Eligible Employee	a person working for AB InBev or its subsidiaries who received an Offer Letter;

Grant Date	the date mentioned in the Offer Letter;

Lock-Up Period	the period defined as such in the Offer Letter;

Matching RSU	a Restricted Stock Unit granted to a Participant under the Plan, as set out in the Offer Letter;

Offer Amount	the amount specified in the Offer Letter which corresponds to the economic value of the Purchased Shares that an Eligible Employee is entitled to purchase from AB InBev in the framework of this Plan;

Offer Letter	the letter whereby AB InBev communicates the details of the offer made to the Eligible Employee under the Plan;

Outsourcing	a situation whereby (i) a Participant is dismissed by AB InBev or a subsidiary of AB InBev in the framework of a collective dismissal (in the meaning of the Belgian Law of 13 February 1998 or its equivalent in the jurisdiction of the Participant) and is re-employed, together with the other persons who have been likewise dismissed, by a third-party company which is not an affiliate of AB InBev and which provides services to AB InBev; or (ii) a Participant is transferred by AB InBev or a subsidiary of AB InBev in the framework of the Belgian Collective Bargaining Agreement No 32bis of 7 June 1985 (or its equivalent in the jurisdiction of the Participant) to a third-party company which is not an affiliate of AB InBev and which provides services to AB InBev;

Participant	an Eligible Employee who accepted the offer of AB InBev to participate in the Plan, as set out in the Offer Letter, and who returned a duly completed Acceptance Form to AB InBev in accordance with these terms and conditions, or any Successor to whom Purchased Shares or Restricted Stock Units have been transferred in accordance with these terms and conditions;

Personal Data	each item of information relating to a Participant including (i) his/her identification data (e.g. name, private or professional contact details), (ii) electronic identification data, (iii) personal characteristics (e.g. date of birth, gender, nationality), (iv) employer’s entity, (v) preferred language, (vi) financial data (e.g. details regarding bank account), (vii) details of all stock options and all other entitlement to shares awarded, cancelled, purchased, vested, unvested or outstanding;

Plan	the AB InBev People Bets Share Purchase Plan;

Prohibited Period	any period defined as such in the Code of Dealing;

Pro-Rata Formula

where:

PRR   means the number of Restricted Stock Units that will remain in full force and effect following the termination of employment

HR     means the number of Restricted Stock Units held by the Participant immediately prior to the termination of employment

M        means the number of full calendar months of employment of the Participant within the AB InBev Group during the period from the Grant Date until the date of termination of employment;

Purchase Price	the price per Purchased Share in Euros as set out in the Offer Letter;

Purchased Share	a Share acquired by a Participant in the framework of the Plan. For the avoidance of doubt, the Purchased Shares do not include the Discount RSU or the Matching RSU.

Resignation	the termination by a Participant of employment with AB InBev or its subsidiaries;

RSU or Restricted Stock Unit	the right to receive from AB InBev one existing Share in accordance with these terms and conditions;

SBC	the successive share-based compensation plans of AB InBev;

Share	an ordinary share of AB InBev (ISIN: BE0003793107);

Successor	the successor of a Participant as determined under the applicable law of succession and/or the persons designated by a Participant, in accordance with the applicable law of succession, to inherit the rights of the Participant under the Plan after the death of the Participant;

Vesting Date	the date defined as such in the Offer Letter;

Vesting Period	the period defined as such in the Offer Letter;

Terms and conditions relating to the Purchased Shares

1	The Purchased Shares

1.1	Form

The Purchased Shares are registered Shares and are recorded in the Share register of AB InBev, which may be held in electronic form. A non-transferable certificate reflecting the entries in the register of registered Shares will be remitted to the Participants, upon their request.

The Purchased Shares may not be converted into dematerialised Shares as long as they are subject to the transfer restrictions referred to in Clause IV 3 below.

Purchased Shares that are no longer subject to the transfer restrictions referred to in Clause IV 3 below may, at the request of a Participant, be converted into dematerialised Shares.

1.2	Dividends

Participants will be entitled to all dividends paid on the Purchased Shares, decided by AB InBev after the Grant Date.

2	Delivery of the Purchased Shares

The Purchased Shares will be delivered to the Participants as soon as practically possible after the receipt by AB InBev of the duly completed and executed Acceptance Form.

Eligible Employees who have not returned their executed Acceptance Form within the Confirmation Period will be deemed to have refused AB InBev’s offer to participate in the Plan.

The transfer of ownership of the Purchased Shares from AB InBev to the Participant will occur on the Grant Date.

3	Transferability

3.1	Lock-Up Period

Subject to Clause VI 2 below, the Purchased Shares delivered to a Participant may not be transferred or encumbered with any security, pledge or other right, or otherwise pass to any third party during the Lock-Up Period.

3.2	After the Lock-Up Period

Once the transfer restrictions referred to in Clause 3.1 above have expired, i.e. as from the Vesting Date, a Participant may:

3.2.1	keep the Purchased Shares in registered form; or

3.2.2	request the conversion of the Purchased Shares into dematerialised Shares or into ADSs and their transfer on a securities account; or

3.2.3	sell the Purchased Shares. To that effect, the Participant shall:

(i)	instruct AB InBev to convert the Purchased Shares into dematerialised Shares,

(ii)	instruct AB InBev to deliver the Purchased Shares on behalf of the Participant to the financial intermediary, appointed by AB InBev, in charge of selling the Purchased Shares on the market on behalf of the Participant, and

(iii)	request AB InBev to instruct such financial intermediary to sell the Purchased Shares on the market.

The proceeds of the sale of the Purchased Shares will be paid to the Participant, after deduction of all fees, costs and taxes due by the Participant as the result of the sale of the Purchased Shares.

4	Expenses and taxes

AB InBev and/or its subsidiaries will bear the costs related to the attribution of the Purchased Shares.

All taxes and employee social security contributions of any kind relating to, inter alia, the attribution, the holding and the sale of the Purchased Shares and all other costs (including costs relating to the conversion of the Purchased Shares, the transfer and the sale of the Purchased Shares, the opening of a securities and/or a cash account, international transfers of cash, and dividend payments) will be borne by the Participant.

Terms and conditions relating to the Restricted Stock Units

1	Restricted Stock Units

1.1	Form

The Discount RSU and Matching RSU to which a Participant is entitled under the Plan will be granted in the form of Restricted Stock Units.

1.2	Vesting

The Restricted Stock Units are subject to a Vesting Period starting on the Grant Date.

On or shortly after the Vesting Date, AB InBev will deliver one Share per Restricted Stock Unit held by the Participant, subject to the provisions of these terms and conditions. Unless explicitly set forth otherwise in these terms and conditions, Restricted Stock Units do not confer any shareholder’s rights.

At the request of the Participant, AB InBev may deliver ADSs listed on the New York Stock Exchange in lieu of Shares upon vesting of the Restricted Stock Units. To this end, Participants will need to indicate in writing to AB InBev before the Vesting Date that they want to be delivered ADSs in lieu of Shares. Where a Participant has requested ADSs be delivered in lieu of Shares upon vesting of the Restricted Stock Units, all references in the Plan to Shares underlying Restricted Stock Units and Shares that were acquired upon vesting of the Restricted Stock Units shall include ADSs.

1.3	Dividend protection

Restricted Stock Units entitle their holder to a dividend equivalent, which represents an amount equal to the gross dividend paid by AB InBev on the Shares underlying the Restricted Stock Units. This dividend equivalent will be granted to the Participants shortly after the payment of the dividend, in the form of additional Restricted Stock Units with the same vesting conditions, including the same Vesting Date, and governed by the same terms and conditions as the original Restricted Stock Units.

The number of additional Restricted Stock Units to which a Participant is entitled upon payment of a dividend on the Shares underlying the Restricted Stock Units will be calculated by AB InBev. The number will be equal to the amount of the gross dividend divided by the closing share price on Euronext Brussels of the AB InBev Share on the dividend payment date and multiplied by the number of Restricted Stock Units that the Participants holds. The result of this calculation will be rounded down to the closest unit.

1.4	Transferability

Except for transfers as a result of death (see Clause VI 2.7.2 below), Restricted Stock Units may not be transferred or encumbered with any security, pledge or other right, or otherwise pass to any third party.

2	Nature and characteristics of the underlying Shares

2.1	General

The Shares to be delivered to the holders of Restricted Stock Units upon vesting of the Restricted Stock Units are existing ordinary Shares of AB InBev with all rights and benefits generally attached to such Shares. AB InBev will, at its discretion, deliver Shares in dematerialised (electronic or book-entry) form or in registered form.

2.2	Dividends

The Shares delivered upon vesting of the Restricted Stock Units give the right to the dividends paid on such Shares decided by AB InBev after the Vesting Date.

2.3	Transferability

The Shares delivered upon vesting of the Restricted Stock Units are not subject to any transfer restrictions under the rules of the Plan.

3	Expenses and taxes

All costs related to the attribution of the Restricted Stock Units, the attribution of the additional Restricted Stock Units referred to in Clause V 1.3 above and the delivery of the underlying Shares will be borne by AB InBev, except taxes on stock exchange transactions and income and social security taxes on the income received by the Participants in connection with the delivery or the ownership of the Restricted Stock Units and with the delivery of the underlying Shares or ADSs. AB InBev may withhold from any payment or delivery of Shares or ADSs any income or social security taxes that are required to be withheld under any applicable law, rule or regulation.

General provisions applicable to the Purchased Shares and to the Restricted Stock Units

1	Approval of the Plan documentation

The Plan forms part of an agreement between the Participant, the AB InBev affiliate that employs the Participant and AB InBev. By accepting the offer made to them by AB InBev in the framework of the Plan and returning their completed Acceptance Form, Participants unconditionally agree to be bound by the contents of this document.

Eligible Employees who have not returned their executed Acceptance Form within the Confirmation Period will be deemed to have refused AB InBev’s offer to participate in the Plan and will not be entitled to receive the cash value of the Offer Amount.

2	Expiry of the Restricted Stock Units before the Vesting Date and situation upon termination of service

2.1	Violation of the Purchased Shares transfer restrictions

The Restricted Stock Units will automatically expire and become null and void if the Participant fails to comply with the Purchased Shares’ transfer restrictions referred to in Clause IV 3.

2.2	Dismissal for Serious Cause

Upon Dismissal for Serious Cause of a Participant before the Vesting Date:

2.2.1	the Purchased Shares will become freely transferable and the restrictions on transferability referred to in Clause IV 3 above will cease to apply on the date of the end of employment; and

2.2.2	all Restricted Stock Units held by the Participant on the date of the end of employment, will automatically expire and become null and void.

The above rules apply notwithstanding any recourse which might be introduced by a dismissed Participant against such Dismissal.

2.3	Resignation before cumulated age of 70

Without prejudice to Clause VI 2.7 below, in the case of Resignation before a cumulated age of 70 (i.e. the sum, on the date of the end of employment, of (i) the age of the Participant and (ii) the number of years of employment of the Participant within the AB InBev Group) of a Participant before the Vesting Date:

2.3.1	the Purchased Shares will become freely transferable and the restrictions on transferability referred to in Clause IV 3 above will cease to apply on the date of the end of employment; and

2.3.2	all Restricted Stock Units held by the Participant on the date of the end of employment, will automatically expire and become null and void.

The above rules apply notwithstanding any recourse which might be introduced by a Participant.

2.4	Termination of employment before cumulated age of 70

Without prejudice to Clause VI 2.7 below, in the case of termination of employment - other than a termination of employment resulting from a Resignation or a Dismissal for Serious Cause - before a cumulated age of 70 (i.e. the sum, on the date of the end of employment, of (i) the age of the Participant and (ii) the number of years of employment of the Participant within the AB InBev Group) of a Participant before the Vesting Date:

2.4.1	the Purchased Shares will become freely transferable and the restrictions on transferability referred to in Clause IV 3 above will cease to apply on the date of the end of employment;

2.4.2	if employment ends before the end of the second year following the Grant Date, all Restricted Stock Units held by the Participant will automatically expire and become null and void;

2.4.3	if employment ends on or after the end of the second year following the Grant Date, a portion of the Restricted Stock Units will remain in full force and effect and subject to these terms and conditions, provided that, if so requested by AB InBev, the Participant enters into a non-competition agreement. The modalities of the non-competition agreement will be agreed upon after the employment has ended.

The portion of Restricted Stock Units that will remain in full force and effect as indicated above will be calculated by AB InBev on the basis of the Pro-Rata Formula. The remaining Restricted Stock Units will automatically expire and become null and void.

The above rules also apply in case the termination of employment before a cumulated age of 70 results from an Outsourcing or a Divestiture.

The above rules apply notwithstanding any recourse which might be introduced by a dismissed Participant against the termination of employment.

2.5	Termination of employment at or after cumulated age of 70

Without prejudice to Clause VI 2.7 below, in the case of termination of employment - other than a termination of employment resulting from a Dismissal for Serious Cause - at or after a cumulated age of 70 (i.e. the sum, on the date of the end of employment, of (i) the age of the Participant and (ii) the number of years of employment of the Participant within the AB InBev Group) of a Participant before the Vesting Date:

2.5.1	the Purchased Shares will become freely transferable and the restrictions on transferability referred to in Clause IV 3 above will cease to apply on the date of the end of employment.

2.5.2	if employment ends before the end of the second year following the Grant Date all Restricted Stock Units held by the Participant will automatically expire and become null and void;

2.5.3

if employment ends on or after the end of the second year following the Grant Date, a portion of the Restricted Stock Units will remain in full force and effect and subject to these terms and conditions, provided that, if so requested by AB InBev, the Participant enters into a non-competition agreement. The modalities of the non-competition agreement will be agreed upon after the employment has ended.

The portion of Restricted Stock Units that will remain in full force and effect as indicated above will be calculated by AB InBev on the basis of the Pro-Rata Formula. The remaining Restricted Stock Units will automatically expire and become null and void.

The above rules also apply in case the termination of employment at or after a cumulated age of 70 results from an Outsourcing or a Divestiture.

2.6	Termination of employment at or after cumulated age of 80

Without prejudice to Clause VI 2.7 below, in the case of termination of employment - other than a termination of employment resulting from a Dismissal for Serious Cause - at or after a cumulated age of 80 (i.e. the sum, on the date of the end of employment, of (i) the age of the Participant and (ii) the number of years of employment of the Participant within the AB InBev Group) of a Participant before the Vesting Date :

2.6.1	the Purchased Shares will become freely transferable and the restrictions on transferability referred to in Clause IV 3 above will cease to apply on the date of the end of employment;

2.6.2	the Restricted Stock Units will remain in full force and effect and subject to these terms and conditions.

The above rules also apply in case the termination of employment at or after a cumulated age of 80 results from an Outsourcing or a Divestiture.

2.7	Death or termination of employment following permanent disability

Notwithstanding Clauses VI 2.3 to 2.6 above, in the case of death of a Participant or termination of employment following permanent disability of a Participant before the Vesting Date:

2.7.1	the Purchased Shares will become freely transferable and the restrictions on transferability referred to in Clause IV 3 above will cease to apply on the date of death;

2.7.2	the Vesting Period referred to in Clause V 1.2 will automatically expire and all Restricted Stock Units will automatically vest. The Shares to be delivered upon vesting of these Restricted Stock Units will be delivered to the relevant Participant’s Successors (if applicable) shortly after the Participant’s death or to the Participant shortly after the termination of the Participant’s employment following permanent disability.

Except as provided in Clause VI 2.8 below, the notion of “permanent disability” is to be defined by reference to the law governing the employment in the relevant jurisdiction of the Participant

2.8	Notwithstanding Clause VI 2.7 above, for Participants subject to taxation in the United States, “permanent disability” shall mean at least one of the following:

2.8.1	the Participant is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months;

2.8.2	the Participant is, by reason of any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months, receiving income replacement benefits for a period of not less than three (3) months under an accident and health plan covering employees of the Participant’s AB InBev employer; or

2.8.3	the Participant is determined to be totally disabled by the Social Security Administration.

2.9	In deviation from Clause VI 2.7 above, in the case of termination of employment of a Participant who is subject to taxation in the United States before the Vesting Date following permanent disability that does not meet the definition of “permanent disability” under Clause VI 2.8 above, the Restricted Stock Units will remain in full force and effect and will vest on the Vesting Date.

3	Administration of the Plan

3.1	Delegation to the Committee

The Board of Directors may delegate part or all powers under the Plan to the Committee. In the case of a delegation of powers, the Committee shall: (i) be responsible for the general administration of the Plan in accordance with the provisions thereof, under the supervision of the Board of Directors; and (ii) be authorised to establish rules for the administration, interpretation and application of the Plan and, if necessary, to interpret, amend and cancel these rules, in compliance with these terms and conditions.

In the case of a delegation of powers, the Board of Directors will retain full authority to exercise all the rights and obligations of the Committee under the Plan at any time whatsoever, or to delegate them to another committee constituted by the Board of Directors.

3.2	(Sub-)delegation to any third party

The Board of Directors and the Committee may (sub-)delegate certain well-specified powers to any third party they deem appropriate.

In the case of a (sub-)delegation of powers, the Board of Directors and the Committee will retain full authority to exercise all the rights and obligations so delegated.

3.3	Neither AB InBev nor any member of the Board of Directors or the Committee shall be liable for any action or determination made in good faith with respect to the Plan.

4	Amendment to the capital structure and anti-dilution measures

AB InBev expressly reserves the right to proceed with corporate changes that have an impact on its capital, such as capital increases, including by incorporation of reserves in the capital, capital decreases, issuance of convertible bonds, subscription rights or options, stock splits or reverse stock splits, combinations or reclassifications of the Shares, mergers, (partial) demergers, as well as the right to amend the clauses in the articles of association governing the allocation of profits or liquidation boni.

In the event that such corporate changes would have an unfavourable effect on the Restricted Stock Units, the number of Restricted Stock Units and/or the number of Shares to which the Restricted Stock Units give rights will be adjusted for the purpose of safeguarding the interests of the holders of Restricted Stock Units, in the manner determined at the sole discretion of the Board of Directors, subject to any required action by the Shareholders’ Meeting of AB InBev. The terms of such adjustment will be communicated to the Participants in due time.

In the event that AB InBev would be merged into another company, the rights and obligations of AB InBev under the Plan will automatically be transferred to the absorbing company and the Restricted Stock Units will no longer give the Participants the right to Shares but instead the right to shares of the absorbing company, subject to applicable law and to any applicable corporate approval. The number of shares of the absorbing company to which each Restricted Stock Units will give right will be determined at the sole discretion of the Board of Directors and/or the board of directors of the absorbing company and will be communicated to the Participants in due time.

5	Electronic register, electronic evidence and electronic delivery

5.1	Electronic Share and RSU register

The Shares and Restricted Stock Units will be recorded in a register, which may be in electronic form and the maintenance of which may be delegated by AB InBev to a third party.

5.2	Electronic evidence

Electronic approvals, instructions, orders, statements and communications between a Participant, AB InBev, AB InBev affiliates and any third party to which powers have been sub-delegated by AB InBev for the administration of the Plan will have the same legal status as written approvals, instructions, orders, statements and communications. The written recording or the written reproduction of electronic approvals, instructions, orders, statements and communications received by AB InBev, AB InBev affiliates and any third party to which powers have been sub-delegated by AB InBev for the administration of the Plan, will constitute conclusive evidence between the Participant, AB InBev, AB InBev affiliates and any third party to which powers have been sub-delegated by AB InBev for the administration of the Plan, unless evidence to the contrary is provided by the Participant.

5.3	Consent to electronic delivery

As a condition to receiving the Purchased Shares and the Restricted Stock Units, each Participant consents to delivery of all subsequent information relating to the Purchased Shares and the Restricted Stock Units by electronic means, including e-mails to the Participants and postings on AB InBev’s website or intranet. Such information may include, amongst others, financial information concerning AB InBev. In order to access such information, Participants will be required to access AB InBev’s e-mail system, website and/or intranet. By returning the Acceptance Form, Participants are deemed to acknowledge that they have such access to the e-mail system of AB InBev, to AB InBev’s website and intranet and ordinarily use them in the ordinary course of their employment. Participants may obtain paper copies of any such information by submitting a request to receive paper copies to their respective People Department.

6	Matrimonial regime

In the event that the matrimonial regimes of Participants confer ownership or other rights on their spouses with respect to any of the Purchased Shares or Restricted Stock Units, those Participants undertake that their spouses shall appoint them as their sole representatives for all matters arising in relation to the Purchased Shares and Restricted Stock Units.

7	Death

In the event of a Participant’s death, any Successor acquiring the Purchased Shares and the Restricted Stock Units shall inform AB InBev of the Participant’s death as soon as possible and at the latest one month from the date of death.

8	Modification of the terms and conditions

The Board of Directors may unilaterally modify at any time the practical and/or accessory modalities of the terms and conditions. It may also unilaterally modify the terms and conditions when such modifications are required to comply with any change in legislation.

9	Nature of the Plan

Notwithstanding any provisions to the contrary included in the terms and conditions, the Offer Letter, the Acceptance Form or any other document relating to the Plan:

9.1	the sale of Shares and grant of Restricted Stock Units to the Participant in the framework of the Plan is unrelated to his occupational pension rights or pension claims, so that it cannot affect these occupational pension rights and claims;

9.2	the Plan, the terms and conditions, the Offer Letter, the Acceptance Form or any other document relating to the Plan do not confer upon the Participant any right to continued employment for any period of specific duration or interfere with or otherwise restrict in any way the rights of AB InBev or its subsidiaries to terminate the Participant’s employment according to the applicable regulations in respect of termination thereof;

9.3	the sale of Purchased Shares and grant of Restricted Stock Units cannot be considered as a right acquired for the future.

10	Privacy and processing of Personal Data

The Data Controller is responsible for the collection and processing of Personal Data as is necessary for the setting-up and administration of the Plan and the Share register of AB InBev in electronic form.

The Personal Data collected, inter alia, by way of the Acceptance Form will be used exclusively for the purposes of the administration of the Plan and the maintenance of the Share register of AB InBev in electronic form.

The Data Controller can transfer the Personal Data to the Data Processor and the employer of the Participant for the above purposes as well as to regulatory authorities for the purpose of complying with legal obligations in connection with the Plan. Such recipients may be located in jurisdictions outside the European Economic Area that may not provide an adequate level of personal data protection.

The Data Controller and the Data Processor shall abide by the Belgian law of 8 December 1992 on privacy protection in relation to the processing of personal data, as amended from time to time, and its implementing decrees.

Through their signature of the Acceptance Form, the Participants give their consent to the collection and processing of their Personal Data as described in this Clause 10.

The Participants have the right to access and correct their Personal Data by sending a written and signed request to their local People officer.

11	Severability

If any provision in this document is held to be illegal, invalid or unenforceable, in whole or in part, under any applicable law, that provision will be deemed not to form part of this document, and the legality, validity or enforceability of the remainder of this document will not be affected.

12	Applicable law

The Purchased Shares, the Restricted Stock Units and these terms and conditions are governed by Belgian law.